

August 22, 2014

Via E-mail
Niraj Shah
Chief Executive Officer
Wayfair Inc.
177 Huntington Avenue, Suite 6000
Boston, MA 02115

> **Re:** **Wayfair Inc.**
> **Registration Statement on Form S-1**
> **Filed August 15, 2014**
> **File No. 333-198171**

Dear Mr. Shah:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 47

1. We note your disclosure on page 10 that you expect to distribute $24.3 million of the net proceeds from the offering to existing Series A preferred stockholders. Please tell us your basis for omitting a portion of the $24.3 million from the pro forma information in the capitalization table. In addition, we note that you expect to distribute a portion of the offering proceeds to satisfy minimum statutory tax withholding and remittance obligations related to the settlement of outstanding restricted stock units upon completion of the offering. Please tell us why this obligation will be funded using offering proceeds and why the expected distribution is not reflected in the pro forma information in the capitalization table. Please note that this comment also applies to the pro forma information presented on the face of the consolidated balance sheets on page F-3 and pro forma loss per share in Note 15.

       Please contact Tony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

                        Sincerely,

                        /s/ Lilyanna Peyser for

                        Mara L. Ransom
                        Assistant Director